Exhibit 99.1

Missfresh Announces Board and Management Changes

BEIJING, September 9, 2022 -- Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator in China’s neighborhood retail industry, today announced the following changes in the Company’s board composition and management team:

•	Mr. Hansong Zhu resigned from his positions as an independent director of the Company, the chairperson of the audit committee of the Company, the chairperson of the compensation committee of the Company and a member of the nominating and corporate governance committee of the Company;

•	Ms. Yuan Sun resigned from her position as a director of the Company;

•	Mr. Jun Wang resigned from his positions as a director and the co-chief financial officer of the Company; and

•	Ms. Xi (Catherine) Chen resigned from her position as the co-chief financial officer of the Company.

The nominating and corporate governance committee and the board of directors of the Company have appointed Dr. Jia He as the chairperson of the audit committee of the Company and Mr. Shun Lam Steven Tang as the chairperson of the compensation committee of the Company in succession to Mr. Hansong Zhu.

These resignations were due to personal reasons and were not due to any disagreements with the Company regarding its business, finance, accounting and/or any other affairs. The Company is grateful to Mr. Hansong Zhu, Ms. Yuan Sun, Mr. Jun Wang, and Ms. Xi (Catherine) Chen for their valuable contributions over the past years.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships resulting from the announcement; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transactions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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